

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Daniel Barcelo
FREYR Battery
412F, route d'Esch, L-2086 Luxembourg
Grand Duchy of Luxembourg

Re: FREYR Battery
Amendment No. 1 to Registration Statement on Form S-4
Exhibit Nos. 10.3 and 10.4
Filed May 7, 2021
File No. 333-254743

Dear Mr. Barcelo:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance